UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

Rule 13E-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

ALCON, INC.

(Name of the Issuer)

ALCON, INC.

NOVARTIS AG

(Name of Person(s) Filing Statement)

Common Shares, par value CHF 0.20 per share

(Title of Class of Securities)

H01301102

(CUSIP Number of Class of Securities)

Thomas Werlen Novartis AG Lichtstrasse 35 4056 Basel Switzerland +41 61 324 1111	Elaine Whitbeck Corporate Secretary and General Counsel Alcon, Inc. 6201 South Freeway Fort Worth, Texas 76134 +1 817 293 0450
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1 212 610 6300	George E. Zobitz Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 212 474 1000	Martin Lipton Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 +1 212 403 1000

This statement is filed in connection with (check the appropriate box):

a.	☒

The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$12,434,678,690	$886,592.59

(1)

For purposes of calculating the filing fee only, the transaction value was determined as follows: (a) 76,785,714, the sum of (i) the aggregate number of Alcon shares outstanding as of December 17, 2010 (other than Alcon shares owned by Novartis) and (ii) the aggregate number of Alcon shares issuable pursuant to vested Alcon equity awards as of a recent date assuming an Alcon share price of $168 plus (iii) an assumed number of additional Alcon shares that might be issued prior to completion of the proposed merger, multiplied by (b) $161.94, the average of the high and low prices for the Alcon shares reported on the New York Stock Exchange on December 21, 2010.

(2)	Calculated by multiplying the transaction value calculated in accordance with (1) above of $12,434,678,690 by 0.0000713.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $886,592.59

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-171381)

Filing Party: Novartis AG

Date Filed: December 23, 2010

ii

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 thereunder, by Alcon, Inc., a stock corporation incorporated under the laws of Switzerland (“Alcon” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby) and Novartis AG, a stock corporation incorporated under the laws of Switzerland (“Novartis” and, together with Alcon, the “Filing Persons”).

This Transaction Statement relates to the merger agreement, dated as of December 14, 2010, between Novartis and Alcon. Pursuant to the merger agreement, Alcon will merge with and into Novartis, with Novartis continuing as the surviving corporation.  In the merger, each outstanding Alcon share, other than Alcon shares held by Novartis or any of its subsidiaries, will be converted into consideration valued at $168 in accordance with the provisions of the merger agreement, including common shares of Novartis, nominal value CHF 0.50 per share (“Novartis shares”).

Concurrently with the filing of this Transaction Statement, Novartis is filing with the SEC Amendment No. 2 to its registration statement on Form F-4, which includes a preliminary prospectus of Novartis relating to the annual general meeting of shareholders of Alcon, at which shareholders of Alcon will be asked to approve the merger agreement. Approval of the merger agreement requires 2/3 of the votes represented at the annual general meeting of Alcon shareholders.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and, unless otherwise noted, show the location in the prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the prospectus and the annexes thereto. As of the date hereof, the prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1. SUMMARY TERM SHEET

Item 1001 of Regulation M-A:

Summary Term Sheet. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Question and Answers About the Merger”

“Summary”

ITEM 2. SUBJECT COMPANY INFORMATION

Item 1002 of Regulation M-A:

(a)                      Name and Address. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Novartis AG”

“Summary—Alcon, Inc.”

(b)                     Securities. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—The Annual General Meeting of Alcon Shareholders”

“The Annual General Meeting of Alcon Shareholders—Shareholders Entitled to Vote; Admission Cards/Voting Materials”

(c)                      Trading Market and Price. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Comparative Market Price and Dividend Information”

(d)                     Dividends. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Comparative Market Price and Dividend Information”

“Special Factors—Effects of the Merger on Alcon”

“The Merger Agreement and the Merger—Alcon Dividend”

(e)                      Prior Public Offerings. Not applicable.

(f)                        Prior Stock Purchases. See Item 11 of this Transaction Statement. In addition, the information set forth in the prospectus under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003 of Regulation M-A

(a)-(b)               Name and Address; Business and Background of Entities: Alcon is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

Novartis is an affiliate of Alcon because Novartis owns approximately 78% of the outstanding Alcon shares. These shareholdings of Novartis represent approximately 78% of the voting power of the outstanding Alcon shares. Additionally, Dr. Daniel Vasella, Chairman of the Board of Directors of Novartis, also serves as Chairman of the Board of Directors of Alcon.

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment of the past five years of each director and executive officer of Novartis are set forth in Novartis AG’s Annual Report on Form 20-F for the year ending December 31, 2010, filed with the SEC on January 27, 2010, which is incorporated herein by reference.

The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Novartis AG”

“Summary—Alcon, Inc.”

“Directors and Executive Officers of Alcon”

(c)                      Business and Background of Natural Persons.  The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Directors and Executive Officers of Alcon”

The information set forth in Alcon, Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 under the caption “Item 6. Directors, Senior Management and Employees” is incorporated herein by reference.

The information set forth in Novartis AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 under the caption “Item 6. Directors, Senior Management and Employees” is incorporated herein by reference.

During the last five years none of the persons listed in Novartis AG’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 under the caption “Item 6. Directors, Senior Management and Employees”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION

Item 1004 of Regulation M-A

(a)                      Material Terms. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary”

“Special Factors”

“The Annual General Meeting of Alcon Shareholders”

“The Merger Agreement and the Merger”

“Comparison of Rights of Novartis and Alcon Shareholders”

Annex A—Merger Agreement

(c)                                  Different Terms. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—The Merger Agreement and the Merger”

“The Merger Agreement and the Merger—Treatment of Certain Share Capital and Equity”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

Annex A—Merger Agreement

(d)                                 Appraisal Rights. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Appraisal Rights”

“Special Factors—Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders. None.

(f)                                    Eligibility for Listing or Trading. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Conditions to the Completion of the Merger”

“The Merger Agreement and the Merger—Listing of Novartis Shares and Novartis ADSs”

“The Merger Agreement and the Merger—Conditions to the Completion of the Merger”

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a)                                  Transactions.  Not applicable.

(b)-(c)               Significant Corporate Events; Negotiations or Contacts. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—The Merger Agreement and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Novartis Reasons for the Merger”

“Special Factors—Position of Novartis Regarding Fairness of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

Annex A—Merger Agreement

(e)                                  Agreements involving the subject company’s securities. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—The Annual General Meeting of Alcon Shareholders”

“The Annual General Meeting of Alcon Shareholders—Vote Required; Voting Agreements; Novartis Ownership”

“The Annual General Meeting of Alcon Shareholders—Shareholders Entitled to Vote; Admission Cards/Voting Material”

“The Merger Agreement and the Merger—Meetings of Shareholders”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

Annex A—Merger Agreement

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(b)-(c)               Use of Securities Acquired; Plans. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Novartis Reasons for the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

“Special Factors—Effects of the Merger on Alcon”

“The Merger Agreement and the Merger—Structure of the Merger”

“The Merger Agreement and the Merger—Listing of Novartis Shares and Novartis ADSs”

Annex A—Merger Agreement

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:

(a)-(c)                Purposes; Alternatives; Reasons. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Novartis Reasons for the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

(d)                                 Effects. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger on Alcon”

“Special Factors—Tax Considerations”

“Special Factors—Appraisal Rights”

ITEM 8. FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a)-(b)               Fairness; Factors Considered in Determining Fairness. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Opinion of Credit Suisse”

“Special Factors—Position of Novartis Regarding Fairness of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Recommendation of the Independent Director Committee”

“Special Factors—Opinion of Greenhill”

(c)                      Approval of Security Holders. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Position of Novartis Regarding Fairness of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

(d)                     Unaffiliated Representative. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

(e)                      Approval of Directors. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

(f)                        Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:

(a)-(b)               Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Credit Suisse”

“Special Factors—Position of Novartis Regarding Fairness of Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Recommendation of the Independent Director Committee”

“Special Factors—Opinion of Greenhill”

(c)                      Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Alcon or Novartis, during its regular business hours by any interested Alcon or Novartis shareholder, and copies may be obtained by requesting them in writing or by telephone from Alcon or Novartis, at the addresses provided under the caption “Where You Can Find More Information” in the prospectus, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a)-(b)               Source of Funds; Conditions. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Financing of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement and the Merger—Merger Consideration”

“The Merger Agreement and the Merger—Conditions to the Completion of the Merger”

Annex A—Merger Agreement

(c)                      Expenses. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Fees and Expenses/Costs”

“Special Factors—Fees and Expenses Relating to the Merger”

“The Merger Agreement and the Merger—Fees and Expenses/Costs”

(d)                     Borrowed Funds. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Financing of the Merger”

“Special Factors—Financing of the Merger”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a)-(b)               Securities Ownership; Securities Transactions. Except as otherwise set forth in the prospectus or this Transaction Statement, none of Novartis or Alcon or, to the knowledge of Novartis or Alcon, any executive officer, director or majority-owned subsidiary of Novartis or Alcon, has effected any transaction in Alcon shares or any other securities of Alcon during the past 60 days. Between December 28, 2010 and December 30, 2010 and between January 31, 2011 and February 16, 2011, Novartis purchased a total of 5,249,779 Alcon shares on the NYSE at an average-weighted price of $163.94 per Alcon share.

Alcon discontinued the purchase of Alcon shares in the open market under all share repurchase programs in December 2008 pursuant to the Purchase and Option Agreement. However, Alcon withholds shares from employees’ exercises of share-based awards to cover their taxes, and such withholding has been reported as a purchase for accounting purposes. Alcon has reported the value of such purchases to be approximately $33 million and $7 million for the years ended December 31, 2010 and 2009, respectively.

The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Interests of Alcon’s Directors and Executive Officers in the Merger”

“The Annual General Meeting of Alcon Shareholders—Shares Held by Alcon Directors and Executive Officers”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d)-(e)               Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—The Annual General Meeting of Alcon Shareholders”

“Summary—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Recommendation of the Independent Director Committee”

“The Merger Agreement and the Merger—Meetings of Shareholders”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

ITEM 13. FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a)-(b)     Financial Information; Pro Forma Information. The information contained in the Consolidated Financial Statements included in Alcon, Inc.’s Report on Form 6-K furnished to the SEC on February 2, 2011, incorporated herein by reference.

The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Summary—Selected Historical Financial Data”

“Summary—Selected Unaudited IFRS Pro Forma Condensed Combined Income Statement Data”

“Summary—Historical and Pro Forma Per Share Data”

“Summary—Comparative Market Price and Dividend Information”

“Unaudited IFRS Pro Forma Condensed Combined Income Statements”

“Where You Can Find More Information”

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a)-(b)               Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Interests of Alcon’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Credit Suisse”

“Special Factors—Alcon Reasons for the Merger; Recommendation of the Alcon Board as to Fairness of the Merger”

“Special Factors—Opinion of Lazard Frères & Co. LLC”

“Special Factors—Recommendation of the Independent Director Committee”

“Special Factors—Opinion of Greenhill”

“The Annual General Meeting of Alcon Shareholders—Matters to be Considered at the Annual General Meeting of Alcon Shareholders”

“Interests of Alcon’s Directors and Executive Officers in the Merger”

ITEM 15. ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A.

(b)                                 Other Material Information. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

The information set forth in the prospectus, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

Exhibit Number	Description
(a)(1)	The preliminary prospectus of Novartis AG (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-4 filed by Novartis AG with the SEC on February 16, 2011).
(a)(2)	Press Release dated December 15, 2010 (incorporated herein by reference to Novartis AG’s Current Report on Form 425 filed on December 15, 2010).
(c)(1)	Opinion of Credit Suisse AG (incorporated herein by reference to Annex B to Amendment No. 2 to the Registration Statement on Form F-4 filed by Novartis AG with the SEC on February 16, 2011).
(c)(2)	Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex C to Amendment No. 2 to the Registration Statement on Form F-4 filed by Novartis AG with the SEC on February 16, 2011).
(c)(3)	Opinion of Greenhill & Co., LLC (incorporated herein by reference to Annex D to Amendment No. 2 to the Registration Statement on Form F-4 filed by Novartis AG with the SEC on February 16, 2011).
(c)(4)	Presentation of Credit Suisse AG to the Board of Directors of Novartis AG, dated December 14, 2010.*
(c)(5)	Presentation of Lazard Frères & Co. LLC to the Board of Directors of Alcon, Inc., dated December 14, 2010.*
(c)(6)	Presentation of Greenhill & Co., LLC to the Independent Director Committee of the Board of Directors of Alcon, Inc., dated December 2010.*
(c)(7)	Discussion Materials of Greenhill & Co., LLC, dated February 16, 2010.*
(c)(8)	Discussion Materials of Greenhill & Co., LLC, dated March 24, 2010.*
(c)(9)	Discussion Materials of Greenhill & Co., LLC, dated April 29, 2010.*
(c)(10)	Discussion Materials of Goldman Sachs International, dated May 27, 2010.*
(c)(11)	Discussion Materials of Greenhill & Co., LLC, dated June 21, 2010.*
(c)(12)	Legal Opinion of von der Crone Rechtsanwälte AG, dated May 27, 2010.
(c)(13)	Legal Opinion of Nobel & Hug Rechtsanwälte, dated July 20, 2010.
(d)(1)

Merger Agreement dated December 14, 2010, between Novartis AG and Alcon, Inc. (incorporated herein by reference to Annex A to Amendment No. 2 to the Registration Statement on Form F-4 filed by Novartis AG with the SEC on February 16, 2011).

(f)(1)

Dissenters’ rights of appraisal are described under the following captions in the prospectus, which are incorporated herein by reference: “Questions and Answers About the Merger”, “Summary—Appraisal Rights” and “Special Factors—Appraisal Rights”.

*	Previously filed.

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of February 16, 2011 that the information set forth in this statement is true, complete and correct.

Novartis AG

By:	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel

Alcon, Inc.

By:	/s/ Robert Karsunky
Name:	Robert Karsunky
Title:	Chief Financial Officer

By:	/s/ Elaine Whitbeck
Name:	Elaine Whitbeck
Title:	Corporate Secretary and General Counsel